FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 21, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2011

November 21, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended September 30, 2011.

Key Financial Highlights of Q3 2011

•                  Consolidated revenues up 4.7% q-o-q to $3,275 million

•                  Consolidated OIBDA(1) up 10.5% q-o-q to $1,440 million with 44.0% OIBDA margin

•                  Consolidated net income(2) of $362 million

•                  Free cash-flow(3) reached $1.5 billion for the nine months ended September 30, 2011

Key Corporate and Industry Highlights

•                  Completion of the dividend payment of RUB 14.54 per ordinary MTS share (approximately $1.04 per ADR(4)) for the 2010 fiscal year, amounting to a total of RUB 30.05 billion (approximately $1.08 billion or 78% of US GAAP net income)

•                  Secondary placement of the series 02 ruble bond on the Moscow Interbank Currency Exchange (“MICEX”) in the total amount of RUB 6.3 billion

•                  Indicative offer to Sistema JSFC for the acquisition of Sistema Inventure CJSC (“Sistema Inventure”), which directly owns 29% of the voting stock of Moscow City Telephone Network (“MGTS”)

•                  Acquisition of Altair, the largest cable TV provider and leading broadband provider in Tula for RUB 680.0 million(5)

•                  Amendment of the Group’s organizational structure and appointments of Mr. Aleksander Popovskiy to the position of Vice President, Chief Operating Officer, Mr. Vadim Savchenko to the position of Vice President, Sales and Customer Service, and Ms. Nataliya Bereza to the position of Vice President, Human Resources

•                  Appointment of Mr. Vasyl Latsanych to the position of MTS Vice President, Marketing

(1)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(2)	Attributable to the Group.
(3)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)  According to the Russian Central Bank exchange rate of 27.8964 RUB/USD as of April 27, 2011. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rate as of April 27, 2011.

(5)	The price includes assumption of Altair’s net debt.

•                  Appointment of Ivan Zolochevsky to the position of General Director of Business Unit “MTS Ukraine” and Kirill Dmitriev to the position of Director of the North-West Macro-Region of MTS in Russia

•                  Acquisition of TVT, leading provider of cable TV and fixed broadband services in the Republic of Tatarstan, for $162.9 million(6)

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “Group revenue for the quarter increased 13% year-over-year to reach over 3.27 billion US dollars. We delivered solid sequential and annual growth as we see increased consumption in all of our markets of operation. Total revenues in Russia - including mobile, fixed and equipment sales - increased year-over-year by 11% to 81.7 billion rubles. In the mobile segment, we witnessed 13% year-over-year growth up to 69.0 billion rubles due to: higher voice usage and seasonally higher roaming; on-going trend of higher data usage through modems and handsets; attracting higher-value subscribers; strong sales of handsets and accessories; and strong sales of modems and data tariff plans as demand continues to grow for data as we expand our 3G networks.”

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “During the third quarter, we realized strong sequential Group OIBDA growth of 11% and year-over-year growth of 9%.  For the period we delivered a strong margin of 44.0%. Improvement in OIBDA was most visible in Russia, where OIBDA increased 10% year-over-year to 36.9 billion rubles. This led to a sequential 2.4% improvement in OIBDA for a margin of 45.1%. Seasonal factors, such as increased business activity and roaming, contributed to the growth, but we have also seen improvements in the underlying business stemming from: higher usage of data and value-added services; improvements in our fixed-line business, namely through the on-going the integration of other acquired companies; a sequential reduction in dealer commissions as we have reduced our SIM-card sales, focused sales through our own stores and shifted more commissions to a revenue-sharing structure; and reduce G&A expenses by optimizing headcount and other costs throughout our retail network.”

Mr. Dubovskov added, “MTS continues to deliver on its goals. We delivered strong top-line growth through sensible tariffs, higher handset sales and seasonal factors. We have improved the business’s core profitability by significantly reducing commercial expenses by exerting strong control over our distribution channels and moving from fixed-fee to revenue-based dealer commission structures. We have realized incremental savings in other areas of the business through our restructuring and continuous cost optimization. Overall, we believe that our core markets in Russia, Ukraine and the CIS remain very attractive markets. We are only in the beginning of data growth in both fixed and mobile businesses with penetration and usage rising every period.  We are actively engaged with our regulators, and we have a clear technological road map for our future development.  If sales competition stabilizes in Russia, we believe that the entire market will benefit.”

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2011. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

(6)          MTS also assumed net debt in the amount of $17.1 million

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 21, 2011